AMENDMENT DATED JUNE 21, 2005
                         TO THE BY-LAWS OF
              FRANKLIN GOLD AND PRECIOUS METALS FUND
                           (THE "TRUST")

WHEREAS, Article IX, Section 9.02 of the By-laws provides that the By-laws may be amended by the Board of Trustees; and

WHEREAS, by resolution dated June 21, 2005, the Board of Trustees authorized the By-laws to be amended as set forth below;

NOW, THEREFORE, Article III, Section 3.02 of the By-Laws of the Trust is hereby amended as follows:

        Section 2. NUMBER OF TRUSTEES. The number of Trustees constituting the Board of Trustees shall, within the limits specified in the Agreement and Declaration of Trust of the Trust, be fixed from time to time by resolutions of the Board of Trustees.

Adopted and approved as of June 21, 2005 pursuant to authority delegated by the Board of Trustees.



/s/ STEVE GRAY
[Signature]


STEVEN J. GRAY
[Name]


ASSISTANT SECRETARY
[Title]